UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of foreign private issuer pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934.
For the Month of November, 2007
Commission File Number: 001-12126
CHINA ENTERPRISES LIMITED
(Translation of registrant’s name into English)
31st Floor, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
     ☑ Form 20-F                    ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     ☐ Yes                    ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

CHINA ENTERPRISES LIMITED

PRESS RELEASE OF CONSOLIDATED RESULTS FOR THE YEAR ENDED DECEMBER 31, 2006

SIGNATURE

For immediate release
CHINA ENTERPRISES LIMITED
PRESS RELEASE
CONSOLIDATED RESULTS FOR THE YEAR ENDED DECEMBER 31, 2006
NEW YORK, November 26, 2007 — The Board of Directors of China Enterprises Limited (“the Company”) announces the following financial information of the Company for the year ended December 31, 2006: —

	Year ended	Year ended
	December 31, 2006	December 31, 2005	Change +/(-)%
Revenue	Nil	Nil	N/A
Operating loss	Rmb16.8M	Rmb27.5M	(38.9)%
Loss from continuing operations	Rmb21.2M	Rmb26.3M	(19.4)%
Net loss	Rmb21.2M	Rmb26.3M	(19.4)%
Net loss per common share	Rmb2.35	Rmb2.92	(19.5)%
Since the Company does not have an operating subsidiary up to the date of this press release, the financial results of the Company in fiscal 2005 and 2006 greatly depended on the share of results of its affiliates, including Hangzhou Zhongce Rubber Co., Ltd. (“Hangzhou”),the tire business and Wing On Travel Holdings Limited (“Wing On”), the travel business.
Operating loss decreased to Rmb16.8 million in 2006 compared to Rmb27.5 million in 2005. This was mainly due to the increase in our administrative expenses during the fiscal year 2005 in relation to certain legal and professional costs incurred on the transaction acquiring the property situated in Shanghai, the PRC, which did not recur in 2006.
For the year ended December 31, 2006, the Company recorded a consolidated net loss of Rmb21.2 million, or Rmb2.35 per share. By comparison, the net loss and the net loss per share in 2005 was Rmb26.3 million and Rmb2.92, respectively. The loss for the fiscal year 2006 consisted primarily of a loss upon a decrease in fair value of the call option associated with the convertible note of Wing On totaling Rmb19.5 million, general and administrative expenses amounted Rmb16.8 million, and partially offset with the Company’s share of net profit of Hangzhou and Wing On in an amount of Rmb3.3 million and interest income of Rmb12.3 million.
The Annual General Meeting for the Company will be held in Hong Kong on December 31, 2007. Based on the record date of November 15, 2007, the Company will dispatch a notice of the meeting and a proxy statement to shareholders in due course.
*** End ***

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For more information, please contact:
Hong Kong	New York
China Enterprises Limited	The Altman Group
Mr. Chow Chun Man, Jimmy	Tel: (1) 212 400 2604
Tel: (852) 2372 0130	Fax: (1) 212 681 1383
Fax: (852) 2537 6591

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SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 27, 2007
CHINA ENTERPRISES LIMITED

By:      /s/ Yap, Allan
Name: Yap, Allan
Title: Chairman